                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                               (Amendment No.   )





                                 McKesson Corp.
                                (Name Of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    581557105
                                 (Cusip Number)


                                            (Continued on the following page(s))


                                Page 1 of 6 Pages
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CUSIP No. 581557105                     13G                    Page 2 of 6 Pages

McKesson Corporation

1              NAME OF REPORTING PERSON
               S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
               The Chase Manhattan Corporation - CMC SS# 13-2624428
               For Mckesson Corp. and the Master Trust Plan SS# 94-3207296
                The Chase Manhattan Bank - CMB   SS# 13-4494650

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)
                                                                             (B)

3              SEC USE ONLY


4              CITIZENSHIP OR PLACE OF ORGANIZATION
               The Chase Manhattan Corporation - Delaware
                The Chase Manhattan Bank - New York
               McKesson Corp. - Plan - New York

NUMBER         5         SOLE VOTING POWER
OF
SHARES         6         SHARED VOTING POWER
BENEFICIALLY             Plan -- 19,390,544
OWNED BY
EACH           7         SOLE DISPOSITIVE POWER
REPORTING
PERSON         8         SHARED DISPOSITIVE POWER
WITH                      Plan - 19,390,544

 9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Plan - 19,390,544

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES *

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          Plan - 7.36 %

12             TYPE OF PERSON REPORTING*
                                 CMC  - HC
                                 CMB  - BK
                                 Plan - ESOP


                      * SEE INSTRUCTION BEFORE FILLING OUT!
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
Item 1(a).     Name of Issuer:                 McKesson Corp.

Item 1(b).     Address of Issuer's:            1 Post Street
               Principal Executive Offices     San Francisco, CA 94101

               Principal Executive Officer:    Mr. Mark A. Pulido
                                               President and CEO

Item 2(a).     Name of Person Filing:          This notice is filed by The Chase Manhattan Corporation
                                               (CMC) and its wholly owned subsidiary,
                                               The Chase Manhattan Bank (CMB) and McKesson Master Plan
                                               Trust (the Plan) and Trust created pursuant thereto
                                               (collectively, the Filing Persons)"


Item 2(b).     Address of Principal Business   CMC:  270 Park Avenue
               Office:                               New York, NY 10017
                                               CMB:  270 Park Avenue
                                                     New York, NY 10017
                                                     Plan-McKesson Corp. Master Plan Trust
                                                     c/o the Chase Manhattan Bank

Item 2(c).     Citizenship:                    CMC - Delaware
                                               CMB - New York

Item 2(d).     Title of Class of Securities:   Common Stock

Item 2(e).     CUSIP Number:                   581557105


                                   Page 3 of 6
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                              McKesson Corporation

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act.

          (b) [X] Bank as defined in Section 3(a)(6) of the Act.

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

          (h) [ ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)     Amount Beneficially Owned:

                  As of December 31, 1998                      Plan - 19,390,544

          (b)     Percent of Class:                            7.36%

          (c)     Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                  (ii)  Shared power to vote or to direct the vote:


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
                        McKesson Corporation

                  (iii) Sole power to dispose or to direct the disposition of:

                  (iv)  Shared power to dispose or to direct the disposition of:

The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 19,390,544 shares of Common Stock.

The 19,390,544 shares of Common Stock are held in the Trust created pursuant to the McKesson Corporation Master Plan Trust Agreement and dated May 27, 1988, and as subsequently amended between Chase as the Master Trustee (the Master Trustee) and McKesson Corporation, for the benefit of Participants in the Plan (Trust).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Plan (the Participants).

For this purpose, each Participant acts in the capacity of a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust, The Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of Common Stock, together with any allocated shares for which no instructions are received (except for certain shares of Common Stock allocated to Participants accounts under the PAYSOP feature of the Plan (the PAYSOP Shares) are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

The administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances.

The actions of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.


Item 5.    Ownership of Five Percent or Less of a Class:

           No

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

           Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3)
           (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.    Identification and Classification of Members of this Group:

           Not applicable.

Item 9.    Notice of Dissolution of Group:

           Not applicable.


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           McKesson Corporation



Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 9, 1999




The Chase Manhattan Bank                      THE CHASE MANHATTAN CORPORATION

/S/ Stuart A. Ruggles                         /S/ Anthony J. Horan
---------------------------                   --------------------
Stuart A. Ruggles                             Anthony J. Horan
Trust Compliance Officer of                   Corporate Secretary
The Chase Manhattan Bank


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